Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Baudax Bio, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-235408) on Form S-3 and in the registration statement (No. 333-235377) on Form S-8 of Baudax Bio, Inc. of our report dated February 13, 2020, with respect to the consolidated and combined balance sheets of Baudax Bio, Inc. as of December 31, 2019 and 2018, the related consolidated and combined statements of operations, shareholders’ equity, and cash flows for each of the years in the period then ended, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of Baudax Bio, Inc.

Our report refers to a change in accounting principle for leases due to the adoption of a new accounting standard.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 13, 2020